Exhibit 3.4

CERTIFICATE OF AMENDMENT OF

BYLAWS OF

XENOPORT, INC.
(A Delaware Corporation)

     The following amendment to the Amended and Restated Bylaws of XenoPort, Inc. (the “Corporation”) was approved by the Corporation’s Board of Directors (the “Board”) as of January 4, 2005.

     RESOLVED: That the Board deems it advisable and to be in the best interest of this Corporation and its stockholders to amend the Bylaws of this Corporation to increase the number of authorized directors.

     RESOLVED FURTHER: That Section 3.2 of the Bylaws be amended and restated in its entirety to read as follows:

     “3.2 NUMBER OF DIRECTORS

The authorized number of directors of the corporation shall be fixed by the board of directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected as an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of stockholders called for that purpose in the manner provided in these Bylaws.”